SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For October 22, 2003

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark, whether the registrant by fur-nishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of ____ Pages

Exhibit Index on Page 4

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

.        Proxy Statement for Annual General Meeting of the Shareholders of the Company to be held on December 2, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

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Dated:  _____________

NICE-SYSTEMS LTD.

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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

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TO BE HELD ON December 2, 2003

Notice is hereby given that the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of Nice-Systems Ltd. (the "Company") will be held on December 2, 2003 at 11:00, at the offices of the Company, 8 Hapnina Street, Ra`anana, Israel, for the following purposes:

(A)	To elect seven (7) directors to the board of directors of the Company.
(B)	To approve the directors` remuneration.
(C)	To approve the Company`s Employee Stock Option Plan("ESOP").
(D)	To approve the Company`s Employee Stock Purchase Plan("ESPP")
(E)

Subject to approval of the ESOP and pursuant to its terms, to approve the grant of 50,000 options to purchase Ordinary Shares of the Company to the chairman of the board, Ron Gutler and 15,000 options to purchase ordinary shares of the company to the vice chairman of the board, Joseph Atsmon

(F)	To re-appoint the Company`s independent auditors and to authorize the Company`s board of directors to fix their remuneration.
(G)	Review of the Company`s audited annual financial statements for the year ended on December 31, 2002.

Approval of matters (A), (B), (C), (D), (E) and (F) above will require the affirmative vote of a majority of the shares present, in person or by proxy or by written ballot, and voting thereon.

Shareholders of record at the close of business on October 24,2003 are entitled to notice of and to vote at the Meeting.  All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.  Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion

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of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting.

By Order of the Board of Directors,

Daphna Kedmi

Corporate Secretary

Date:  October 20,2003

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NICE SYSTEMS LTD.

8 Hapnina Street, Ra`anana

Israel

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PROXY STATEMENT

_______________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or ADR`s (collectively  - the "Shares") of Nice-Systems Ltd. ("Nice" or the "Company") at the close of business on October 24,2003, in connection with the solicitation by the board of directors of proxies for use at the Annual General Meeting of the Shareholders (the "Annual General Meeting" or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on December 2, 2003 at 11:00 A.M., at the offices of the Company, 8 Hapnina Street, Ra`anana, Israel.

SOLICITATION OF PROXIES

It is proposed that at the Annual General Meeting, Ordinary Resolutions be adopted as follows: (a) To elect seven (7) directors to the board of directors of the Company;(b) To approve the directors` remuneration;(c) To approve the Company`s ESOP;(d) To approve the Company`s ESPP;(e) To approve the grant of 50,000 options to purchase ordinary shares of the Company to the chairman of the board ,Ron Gutler and 15,000 options to purchase ordinary shares of the company to the vice chairman of the board, Joseph Atsmon according to the Company`s ESOP as described below;(f) To re-appoint the Company`s independent auditors and to authorize the Company`s board of directors to fix their remuneration.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked.  Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above.  If a shareholder on the form of proxy makes specification, the Shares represented thereby will be voted in accordance with such specification.  On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" or "against" the matter, although they will be counted in determining if a quorum is present.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on October 24, 2003 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof.  On October 16, 2003 the Company had 16,206,142 Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate 25%

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of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN

BENEFICIAL OWNERS

The following table sets forth, as of October 16, 2003 the number of Shares owned beneficially by all persons that notified the Company that they own beneficially more than 5% of the Company`s Shares.

The information contained herein has been obtained from the Company`s records, or from information furnished by the individual or entity to the Company.

Name	Number of Shares	Percentage of outstanding Shares (Approx.)
Bank Leumi 24-32 Yehuda Halevi Street Tel-Aviv 65546, Israel	965,964 (1)	5.96%
Thales SA 173 Boulevard Haussman Paris 75415, France	2,187,500	13.49%
Bank HaPoalim 65 Yehuda Halevi Street Tel Aviv 65227, Israel	1,129,031(2)	6.96%

  Based upon the information contained in a report filed with the Tel Aviv Stock Exchange on September 11, 2003 by Bank Leumi. Bank Leumi holds the shares through several trust funds and provident funds.
  Based upon the information contained in a report filed with the Tel Aviv Stock Exchange on October 11, 2003 by Bank HaPoalim. Bank HaPoalim holds the shares through several trust funds and provident funds

As of September 30, 2003, the Company had 90 registered holders of ADS in the United States and approximately 3,100 beneficial owners, holding 5,150,941 of its outstanding ADSs, as reported by the Bank of New York, the depositary for the Company`s ADSs.

ITEM A

ELECTION OF DIRECTORS

Under the Company`s Articles of Association, the board of directors is to consist of not less than three and not more than thirteen directors, unless otherwise determined by resolution of the Company`s shareholders.  The number of directors being appointed at this Meeting is seven, in addition to the two external directors of the Company.

The Company`s board of directors has proposed seven(7) persons, Mr. Joseph Atsmon, Mr. Rimon Ben-Shaoul, Mr. Yoseph Dauber, Mr. Ron Gutler, Mr. John Hughes , Mr. David Kostman and Mr. Timothy Robinson as the slate of directors to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company`s Articles of Association and applicable law. Two additional directors, Leora(Rubin)Meridor and Dan

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Falk, are the Company`s external directors and will continue to serve in such capacity until December 31, 2004 or any extended period as enabled under the Companies Law.

Directors (other than the external directors as described below) shall be elected at the Meeting by the vote of the holders of a majority of the voting power represented at such Meeting in person or by proxy and voting on the election of directors.

It is proposed that at the Meeting the following Ordinary Resolution will be adopted:

"RESOLVED, that Mr. Joseph Atsmon, Mr. Rimon Ben-Shaoul, Mr. Yoseph Dauber, Mr. Ron Gutler, Mr. John Hughes , Mr. David Kostman and Mr. Timothy Robinson are hereby each elected to serve as the members of the board of directors of the Company until the next annual general meeting of the Company;

Dr. Leora(Rubin) Meridor and Mr. Dan Falk shall continue to serve as external directors on the board of directors of the Company, as required by law."

The Board of Directors recommends a vote FOR the approval of this proposed Ordinary Resolution and the election of all the above nominees.

The following information is supplied with respect to each director and each person nominated and recommended to be elected by the board of directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

Name	Current Position in the Company
Joseph Atsmon	Director, Vice Chairman of the Board
Rimon Ben Shaoul	Director
Yoseph Dauber	Director
Dan Falk	External Director
Ron Gutler	Director, Chairman of the Board
John Hughes	Director
David Kostman	Director
Leora Meridor	External Director
Timothy Robinson	Director

Set forth below is a biographical summary of each of the above-named persons:

Dr. Leora (Rubin) Meridor has been a director of NICE since January 2002.  Since 2001, Dr. Meridor has been the Chairman of the Board of Bezeq International, Poalim Capital Markets and Walla Telecommunication. From 1996 to 2000, Dr. Meridor served as Senior Vice President, Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996 Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with the Hebrew University and holds a Bachelor`s degree in mathematics and physics, a Master`s degree in Mathematics and a PhD in Economics from the Hebrew University, Jerusalem. Dr. Meridor serves on several boards of directors and qualifies as an Outside Director under Israeli law.

David Kostman has been a director of NICE since January 2000.  Mr. Kostman is currently the Chief Operating Officer of Delta Galil USA Inc., a subsidiary of Delta Galil Industries Ltd., a Nasdaq-listed apparel manufacturer. Until May, 2002 he was the Chief Operating Officer of VerticalNet, Inc. and of VerticalNet International, which he joined in June 2000.  Prior thereto, Mr. Kostman was a Managing Director in the Investment Banking Division of Lehman Brothers Inc., which he joined in 1994.  Mr. Kostman holds a

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bachelor`s degree in law from Tel-Aviv University and a master`s degree in business administration from INSEAD, France.

Dan Falk has been a director of NICE since January 2002. Mr. Falk serves as a member of the boards of directors of Orbotech Systems Ltd., Attunity Ltd., Orad Ltd., Netafim Ltd., Visionix Ltd., Ramdor Ltd., Medcon Ltd., Advanced Vision Technology Ltd., ClickSoftware Technologies Ltd., Dor Chemicals Ltd. and Poalim(C.M.) Hi-Tech Ltd., all of which are Israeli companies. In1999 and 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V.  From 1985 to 1999, Mr. Falk served in various positions in Orbotech Systems Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. Mr. Falk holds a Bachelor`s degree in Economics and Political Science and a Master`s degree in Business Administration from the Hebrew University, Jerusalem. As described above, Mr. Falk serves on the board of directors of a number of companies, both public and private and qualifies as an Outside Director under Israeli law.

Joseph Atsmon has been a director of NICE since September 2001 and Vice-Chairman of the Board since May 2002.  Mr. Atsmon currently serves as a Director of Ceragon Networks. From 1995 until 2000, Mr. Atsmon served as Chief Executive Officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. Mr. Atsmon had a twenty year career with Tadiran Ltd. In his last role at Tadiran Ltd., Mr. Atsmon served as Corporate VP for business development. Prior to that, he served as President of various military communications divisions. Mr. Atsmon received a B.Sc. in Electrical Engineering, suma cum laude, from the Technion, Israel Institute of Technology.

Rimon Ben-Shaul has been a director of NICE since September 2001.  Mr. Ben-Shaoul currently serves as co-Chairman, President, and CEO of Koonras Technologies Ltd. which he joined on February 1, 2001. Koonras Technologies Ltd. is a technology investment company controlled by Poalim Investments Ltd., a large Israeli holding company.  Between 1997 and February 1, 2001, Mr. Ben-Shaoul was the President and CEO of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc., Nova Measuring Instruments Ltd., and other public and private companies. From 1985 to 1997, Mr. Ben-Shaoul was President and CEO of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a bachelor`s degree in economics and a master`s degree in business administration, both from Tel-Aviv University.

Ron Gutler has been  a director of NICE since May 2001 and chairman of the board since May 2002.  Mr. Gutler is currently the chairman of G.J.E 121 Promoting Investment Ltd., a real estate investment company. Between 2000 and 2002, he managed the Blue Border  Horizon Fund, a global macro fund.  Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company (currently part of Deutche Bank). Between 1987 and 1999, he filled various positions with Bankers Trust. Mr. Gutler headed the Trading and Sales Activities in Asia, South America and Emerging Europe. He also established and headed the Israeli office of Bankers Trust. Mr. Gutler holds a Bachelor`s degree in economics  and international relations and a Master`s degree in Business Administration, cum laude, both from the Hebrew University, Jerusalem.

Yoseph Dauber has been a director of NICE since April 2002. Until June 2002 Mr. Dauber was deputy chairman of the board of Management and joint Managing Director of Bank Hapoalim and was responsible for the commercial division of the bank. During the years 1994-1996 and until 6/ 2002 Mr. Dauber served as Chairman of Poalim American Express and of the Isracard Group. He now serves as a member of the Board of Bank

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Hapoalim. Mr. Dauber holds a Bachelor`s degree in Economics and Statistics and an MBA, both from the Hebrew University of Jerusalem.

Timothy Robinson has been a director of NICE since November 2, 2002. Mr. Robinson is currently Senior Vice President of the Secure Operations business unit of the Thales Group. During the years 1997-2001 Mr. Robinson was Chief Executive of the DCS Group prior to which he was Managing Director of Silicon Graphics/Cray Research. In the years 1984-1995 Mr. Robinson held several positions with IBM Corporation in Europe and Asia the last of which was Director of IBM UK. Mr. Robinson holds a Bachelor of Science (Hons) from the University of Leeds and is currently a director of Camelot, the National Lottery Operator for the United Kingdom.

John Hughes has been a director of NICE since November 2; 2002.Mr Hughes is currently Executive Vice President and COO of the Thales Group and CEO of its IT&S Aerospace Business Areas. During the years 1997 until 2000 he held positions with Lucent Technologies, and was President of its GMS/UMTS division and in the years 1991 through 1997, Mr Hughes served as Director Convex Global Field operations within the Hewlett Packard Company. Prior to that Mr. Hughes held various positions with UK and US companies. Mr. Hughes holds a bachelor of science degree in Electrical and Electronic Engineering from the University of Hertfordshire.

ITEM B

APPROVAL OF THE DIRECTORS` REMUNERATION

The remuneration for external directors are established by regulations promulgated under the Companies Law and are based upon the Company's consolidated shareholders` equity. The Company intends to pay the external directors and the other directors ,other than Joseph Atsmon and Ron Gutler, director`s fees at the rate established by such regulations.  The current amounts payable under the regulations are NIS 42,681 per annum and a meeting attendance fee of NIS.1642. All such fees will be adjusted consistent with the regulations promulgated pursuant to the Companies Law. The Company will continue to pay Ron Gutler, the chairman of the board, directors` fees at the rate of 150% of the annual fee and Joseph Atsmon, vice chairman of the board, directors` fees at the rate of 137.5% of the annual fee. Their director`s meeting attendance fees shall be as described above for the other directors. In addition to Ron Gutler`s annual and meeting attendance fees the Company will pay him a monthly fee of seventeen thousand(17,000) NIS .

Pursuant to the Companies Law, the remuneration of the directors requires the approval of the internal audit committee and the board of directors. The directors` fees as described above have been approved by the internal audit committee and the board of directors.

It is proposed that at the Meeting the following Resolution be adopted:

"RESOLVED, that the proposed directors` remuneration be, and the same hereby are, approved."

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the AGM in person or by proxy and voting thereon is required to adopt the Resolution approving the directors` remuneration.

The Board of Directors recommends a vote FOR approval of this proposed Resolution.

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ITEM C

APPROVAL OF THE COMPANY`S EMPLOYEE STOCK OPTION PLAN

SEC and Nasdaq regulations now require that Employee Stock Option Plans be approved by the shareholders of the Company. In order to conform to the regulations, the board of directors has recommended that the shareholders adopt the ESOP as approved by the board of directors of the Company.

Under the Company`s 2003 Share Option Plan, which amends and restates the Company`s prior option plan adopted in 1995 (as so amended and restated, the "ESOP"), the Board of Directors is authorized to grant options to employees, directors and officers of the Company and its subsidiaries to purchase Ordinary Shares (in lieu of Ordinary Shares, optionees may elect to receive an equivalent number of the Company`s American Depository Receipts (each, an "ADR")).  All options under the ESOP shall have a per share exercise price equal to the most recent closing sales price of the Company`s ADRs on NASDAQ on the most recent date prior to the date of grant. Under the ESOP, the Board may grant options which are "incentive stock options" under the U.S. Internal Revenue Code solely to employees of the Company and its 50% or greater-owned subsidiaries.  The ESOP permits the grant of options to purchase up to an aggregate of 500,000 Ordinary Shares; provided that this maximum amount shall increase automatically for each calendar year following the 2003 calendar year by the lesser of 300,000 Ordinary Shares or 2% of the total number of outstanding Ordinary Shares as of December 31 of the immediately preceding calendar year.

The ESOP includes Appendix "A" constituting an integral part of the ESOP,  setting forth the requirements under United States tax law for certain options granted under the ESOP to qualify as "incentive stock options" under the United States Internal Revenue Code. The Board of Directors may approve additional appendices, constituting an integral part of the ESOP, setting forth any special requirements that are applicable to options granted to recipients in the various jurisdictions in which options may be granted under the ESOP. Subject to the provisions of the Israeli Companies Law the Board of Directors may appoint a committee to administer the ESOP.

The proposed ESOP is available at the Company`s offices in 8 Hapnina St. Ra`anana, Israel and 301 Route 17 North, Rutherford, New Jersey 07070 USA during the Company`s regular working hours and upon prior coordination and will be sent to shareholders upon their request.

It is proposed that at the Meeting the following Resolution be adopted:

"RESOLVED, that the proposed ESOP be, and the same hereby is, approved."

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the AGM in person or by proxy and voting thereon is required to adopt the Resolution approving the ESOP.

ITEM D

APPROVAL OF THE COMPANY`S EMPLOYEE STOCK PURCHASE PLAN

SEC and Nasdaq regulations now require that Employee Stock Purchase Plans be approved by the shareholders of the Company. In order to conform to the regulations, the board of directors has recommended that the shareholders adopt the ESPP as approved by the board of directors of the Company.

Under the Company`s 1999 Employee Stock Purchase Plan, as amended and restated as of 2003 (as so amended and restated, the "ESPP"), as of each January 1 and July 1 (each, an "Offering Date"), options are granted to eligible employees of the Company and its 50% or greater-owned subsidiaries to purchase Ordinary Shares or American Depository Receipts (each, an "ADR") of the Company.  Eligible employees are those who are regularly scheduled to work at least 20 hours per week and at least 5 months per year and (unless otherwise determined by the Board) who have been so employed by the

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Company or any of its 50% or greater-owned subsidiaries for a period of 6 months prior to the applicable Offering Date.  To receive a grant, an eligible employee must authorize payroll deductions in an amount equal to 2 - 10% of his or her salary.  On the day immediately prior to each subsequent Offering Date (the "Exercise Date") each such employee`s options granted under the ESPP as of the preceding Offering Date will be automatically exercised, at a per share purchase price equal to the lesser of (x) 85% of the closing sales price on NASDAQ of an ADR on the last trading day preceding the prior Offering Date and (y) 85% of the closing sales price on NASDAQ of an ADR on the last trading day preceding the Exercise Date, using the employee`s payroll deduction amounts. The ESPP permits the grant of options to purchase up to an aggregate of 500,000 Ordinary Shares; provided that this maximum amount shall increase automatically for each calendar year following the 2003 calendar year by the lesser of 250,000 Ordinary Shares or 1.5% of the total number of outstanding Ordinary Shares as of December 31 of the immediately preceding calendar year. Subject to the provisions of the Israeli Companies Law the Board of Directors may appoint a committee to administer the ESPP.

The ESPP includes Appendix "A" constituting an integral part of the ESPP, setting forth the requirements for the ESPP to qualify as an "employee stock purchase plan" under Section 423 of the United States Internal Revenue Code. The Board of Directors may approve additional appendices, constituting an integral part of the ESPP, setting forth any special requirements that are applicable to options granted to recipients in the various jurisdictions in which options may be granted under the ESPP.

The proposed ESPP is available at the Company`s offices in 8 Hapnina St. Ra`anana, Israel and 301 Route 17 North, Rutherford, New Jersey 07070 USA during the Company`s regular working hours and upon prior coordination and will be sent to shareholders upon their request.

It is proposed that at the Meeting the following Resolution be adopted:

"RESOLVED, that the proposed ESPP be, and the same hereby is, approved."

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the AGM in person or by proxy and voting thereon is required to adopt the Resolution approving the ESPP.

ITEM E

GRANT OF OPTIONS TO RON GUTLER AND JOSEPH ATSMON,DIRECTORS OF THE COMPANY

The internal audit committee and the board of directors of the Company have approved the grant of options to purchase 50,000 ordinary shares of the Company to Ron Gutler, the chairman of the board and options to purchase 15,000 shares of the company to Joseph Atsmon, vice chairman of the board.

Exercise Price - The exercise price of all of the options will be the  closing price of the Company`s ADR on the NASDAQ National Market on the date of the approval by the Meeting of this resolution or if such date is not a trading day, on the last trading day prior to the date of approval by the Meeting.

Option Terms -25% of the Options will vest and become exercisable one year after approval by the Meeting of this resolution, with an additional 6.25% becoming exercisable at the end of each quarter thereafter.

Restrictions on Transfer of Plan Shares - In general, options are exercisable in whole or in part at such times after the date of grant as set forth above. Options are exercisable during the lifetime of the Option holder only by such Option holder, and may not be assigned or transferred except by will or by

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the laws of descent. Options shall be exercisable during the term wherein the Option holder is a director of the Company, with certain exceptions in the case of the Option holder`s death or disability, and will, in any event, expire 6 years after the date of grant.

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, is necessary for approval of this matter.

It is proposed that at the Meeting the following Resolution be adopted:

"RESOLVED, that the proposed grant of options to Ron Gutler and Joseph Atsmon be, and the same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed matter.

ITEM F

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost, Forer & Gabay, CPA, a member of Ernst & Young International, as the Company`s independent auditors until the next annual general meeting of the Company. Kost, Forer & Gabay, CPA, have no relationship with the Company or with any affiliate of the Company except as auditors and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the board of directors to fix the compensation of the auditors.

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Kost, Forer & Gabay, CPA, a member of Ernst & Young International, be re-appointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the board of directors of the Company be authorized to fix their compensation."

The Board of Directors recommends a vote FOR approval of these proposed ordinary resolutions.

ITEM G

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

At the Annual General Meeting, the consolidated annual financial statements of the Company for the fiscal year ended on December 31, 2002 will be presented to the shareholders for consideration.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Daphna Kedmi

Corporate Secretary

Dated:  October 20 ,2003

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